

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

David Villarreal
Chief Executive Officer
Safe & Green Development Corporation
100 Biscayne Blvd., #1201
Miami, FL 33132

      Re: Safe & Green Development Corporation
          Registration Statement on Form S-1
          Filed June 3, 2024
          File No. 333-279914

Dear David Villarreal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Melissa Palat Murawsky